November 21, 2018

Robert Finigan
Chief Executive Officer
XSport Global, Inc.
1800 Camden Road, #107-196
Charlotte, NC 28203

       Re: XSport Global, Inc.
           Registration Statement on Form S-1
           Filed October 25, 2018
           File No.: 333-227972

Dear Mr. Finigan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. The accommodation permitting the resale of shares to be issued under an equity line agreement is available only where there is an existing public market for the securities as evidenced by trading on a national securities exchange or through the facilities of the OTC
       Bulletin Board or the OTCQX or OTCQB tiers of OTC Link ATS. You state in footnotes to the "calculation of registration fee" table, in a risk factor on page 9, and in a press release dated September 18, 2018 that your common stock is quoted on the OTC
       Marketplace, OTCQB. However, throughout the prospectus, you disclose that your common stock is currently quoted on the OTC Marketplace, Pink Tier. Please revise your disclosure to reconcile this inconsistency. For guidance, refer to Securities Act Sections
       Compliance and Disclosure Interpretation 139.13.
 Robert Finigan
FirstName LastNameRobert Finigan
XSport Global, Inc.
Comapany 21, 2018
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2. Please clarify that 5 million of the shares of common stock being offered may be issued pursuant to the purchase agreement with Triton Funds LP and 400,000 shares were donated to Triton Funds LP and are currently issued and outstanding. Prospectus Summary
About Us, page 2

3. Please provide an organizational chart depicting your corporate structure as well as the percentage ownership of the company held by all parties, including the stockholders of
         HeadTrainer, Inc. who are the beneficial owners of approximately 61% of your issued and outstanding common stock.
4. Please describe your "roster of professional athletes and brand ambassadors" and discuss the material terms of the endorsement agreements with these athletes and brand ambassadors that you reference on page F-15, including the duration of the agreements and any termination provisions. To the extent material, please file the agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
About This Offering, page 3

5. Please expand your disclosure to discuss the "terms of the donation" of the 400,000 shares of your common stock that you issued to Triton, and tell us whether the donation is permitted by state law. In this regard, we note that Section 17-16-621(b) of the Wyoming
         Business Corporation Act provides that "the board of directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation."
Forward Looking Statements, page 12

6. Please tell us why you refer to "the requirement of substantial future testing, clinical trials, regulatory reviews and approvals by the Food and Drug Administration" when your business plan relates to the development of a cognitive training mobile device application platform.
Selling Stockholder, page 14

7. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by
         Triton Funds LP. Refer to Item 507 of Regulation S-K and Question
140.02 of Regulation
         S-K Compliance and Disclosure Interpretations.
Business, page 17

8. Please revise your statements throughout this section to clearly reflect the development stage of your product. For example, on page 17 you state that you intend to launch the
 Robert Finigan
FirstName LastNameRobert Finigan
XSport Global, Inc.
Comapany 21, 2018
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         product in beta form in the third quarter of calendar 2018 and on page 18 you state that you have developed a product that includes a mobile device application.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

9. Please revise your disclosure to provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.
Liquidity, Financial Condition and Capital Resources, page 26

10. Disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.
Executive Compensation, page 38

11. Please provide the executive compensation disclosure required by Item 402(l) of
         Regulation S-K for the fiscal year ended September 30, 2018.
12. Please file the employment agreements with Messrs. Finigan and Durschlag as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Also,
         update your description of these agreements to include the amendments entered into in
         September 2018 as further described on page F-16.
Security Ownership of Certain Beneficial Owners and Management, page 40

13. Please include the disclosure required by Item 403(a) of Regulation S-K for each person who is known to be the beneficial owner of more than five percent of any class of the company's voting securities.
Certain Relationships and Related Transaction, page 41

14. Please disclose the material terms of the royalty agreement with HIP, LLC as well as the notes payable and convertible notes payable to related parties described on page 32 and file these agreements as exhibits to your registration statement. Refer to Item 404(d) of
         Regulation S-K.
Signatures, page 45

15. Please revise to include the signatures of the majority of the board of directors. Refer to the Signatures section of Form S-1.
 Robert Finigan
FirstName LastNameRobert Finigan
XSport Global, Inc.
Comapany 21, 2018
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Exhibits

16. Please file your bylaws as an exhibit to your registration statement. Refer to Item
         601(b)(3) of Regulation S-K. Please also revise the date of the Form 8-K from which you are incorporating by reference your amended and restated articles of incorporation.
17. We note that 400,000 of the shares being registered are currently issued and outstanding.
         Please have counsel revise the legality opinion to state that these shares are validly issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal
         Bulletin 19.
18. The company is domiciled in Wyoming, but the legality opinion states that your counsel does not purport to be an expert on any law other than the laws of the state of New York.
         An opinion of counsel cannot exclude the law of the relevant jurisdiction or indicate that counsel is not qualified to opine on that law. Please have counsel revise accordingly. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin 19.
General

19. Please discuss the course of action the company has taken or proposes to take with respect to your notes that are in default. To the extent material, please provide related risk factor disclosure.
20. In the company's registration statement on Form S-1 which registered your initial public offering in 2015, you disclosed your shell company status. Please revise your disclosure to discuss when the company ceased to be a shell company.
21. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart
         Our Business Startups Act. Please check the appropriate box on the registration statement cover page and disclose that fact in your prospectus.
22.      Please provide the information required by Item 202 of Regulation S-K.
23.      Please provide support for the following statements:

             "XSport Global is a leading youth and collegiate sports technology and media holding company..."

             "[A]ccording to a 2012 study by SharpBrains... the market for brain health software grew from $295,000,000 in annual revenues in 2009 to more than $480,000,000 at the end of 2010. Experts estimate that the market will exceed $3,000,000,000 by 2020..."

         Additionally, please revise your disclosure to provide an updated and more recent study by SharpBrains or advise.

         We remind you that the company and its management are responsible for the accuracy
 Robert Finigan
XSport Global, Inc.
November 21, 2018
Page 5

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Folake Ayoola,
Special Counsel, at (202) 551-3673 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert Finigan                           Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameXSport Global, Inc.
                                                           and Services
November 21, 2018 Page 5
cc:       Peter Campitiello
FirstName LastName